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New York, NY 10022

(212) 756-2000

fax (212) 593-5955

www.srz.com

February 7, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention: Edward M. Kelly, Esq.

Re:	Morton’s Restaurant Group, Inc.
Registration Statement on Form S-1 (“Registration Statement”)
Filed December 2, 2005
File No. 333-130072

Dear Mr. Kelly:

On behalf of Morton’s Restaurant Group, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), as previously amended by Amendment No. 1 thereto filed on January 9, 2006, Amendment No. 2 thereto filed on January 23, 2006 and Amendment No. 3 thereto filed on February 2, 2006, in order to file certain exhibits and make certain minor revisions to the Registration Statement. As previously discussed with the Staff, in light of the Registrant’s contemplated timing of potentially requesting to be declared effective at 10:00 a.m. on February 8, 2006, the Registrant respectfully requests the Staff’s prompt review of Amendment No. 4. We note that, on behalf of the Registrant, we have filed simultaneously with Amendment No. 4 the requested “Tandy letter” in anticipation of requesting acceleration of the effective date of the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2327 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Steven J. Spencer

Steven J. Spencer, Esq.

Securities and Exchange Commission

February 7, 2006

cc:	Thomas J. Baldwin
Chairman, Chief Executive Officer and President
Morton’s Restaurant Group, Inc.

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP